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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D/A
                         UNDER THE EXCHANGE ACT OF 1934


                             Great Wolf Resorts, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    391523107
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                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 822-8117
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  DECEMBER 31, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP NUMBER 391523107
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
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Eric D. Hovde

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)
               (b) X
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS (See Instructions)

               AF/WC/PF
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     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Citizenship: United States of America
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NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            59,671 shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    1,211,205 shares
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               9.   SOLE DISPOSITIVE POWER

                    59,671 shares
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               10.  SHARED DISPOSITIVE POWER

                    1,211,205 shares
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     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,270,876 shares
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     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
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     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.2%
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     14.       TYPE OF REPORTING PERSON
                    IN
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(1) Eric D. Hovde beneficially owns the 1,270,876 shares of the common stock of
Great Wolf Resorts, Inc. (the "Shares") referred to herein as follows:
(i) Eric D. Hovde is a Trustee of The Eric D. and Steven D. Hovde Foundation,
which is the direct owner of 22,000 Shares; (ii) Eric D. Hovde is a Trustee of
The Hovde Financial, Inc. Profit Sharing Plan and Trust, which is the direct owner of 13,000 Shares; (iii) Eric D. Hovde is the Managing Member,
President and Chief Executive Officer of Hovde Capital Advisors LLC, the
registered investment adviser to (a) Financial Institution Partners, L.P., which is the direct owner of 399,156 Shares, (b) Financial Institution Partners,
Ltd., which is the direct owner of 124,928 Shares, (c) Financial Institution
Partners III, L.P., which is the direct owner of 261,649 Shares, (d) Financial
Institution Partners IV, L.P., which is the direct owner of 63,377 Shares,
(e) Financial Institution Partners Long-Only Fund L.P., which is the direct owner of 21,005 Shares, and (f) a seperately managed account, which is the direct owner of 306,090; and (iv) Eric D. Hovde owns directly 59,671 Shares.

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Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value per share, of Great Wolf Resorts, Inc. (the "Shares"). The address of the principal executive offices of Great Wolf Resorts, Inc. (the "Issuer") is 122 West Washington Avenue, Madison, WI 53703.

Item 2.  Identity and Background

(a), (b) Eric D. Hovde (the "Reporting Person") is the individual filing this Schedule 13D. The Reporting Person's business address is 1826 Jefferson Place, N.W., Washington, D.C. 20036

(c) The Reporting Person's principal occupation is President and Chief Executive Officer of Hovde Capital Advisors LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended.
The pricipal executive office of Hovde Capital Advisors LLC is 1826 Jefferson Place, N.W., Washington, D.C. 20036.

(d) During the last five years, the Reporting Person was not convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person is the benficial owner of 1,270,876 Shares, 59,671 Shares are directly owned and 1,211,205 are indirectly owned. The 1,211,205
Shares of which the Reporting Person is an indirect owner are directly owned by The Eric D. and Steven D. Hovde Foundation, The Hovde
Financial, Inc. Profit Sharing Plan and Trust, Financial Institution
Partners, L.P., Financial Institution Partners, Ltd., Financial
Institution Partners III, L.P., Financial Institution Partners IV,
L.P., Financial Institution Partners Long-Only Fund, L.P., and a seperately managed account (collectively, the "Direct Owners").
The nature of the ownership of the 1,270,876 Shares reported herein beneficially owned by the Reporting Person is more fully set out in
Item 5 below. The Direct Owners purchased the Shares using working capital; therefore, the Reporting Person, which is an indirect beneficial owner of the Shares by virtue of his position as a Trustee to or Managing Member of the investment adviser to each of the Direct Owners, acquired his indirect beneficial interest in the Shares with the funds of his affiliates. The amount of such working capital used by each of the Direct Owners and/or the Reporting Person to purchase that portion of the Shares it owns directly is as follows:

(i) Eric D. Hovde - $1,014,407;

(ii) The Eric D. and Steven D. Hovde Foundation - $230,765;

(iii) The Hovde Financial, Inc. Profit Sharing Plan and Trust -
$136,332;

(iv) Financial Institution Partners, L.P. - $4,385,178;

(v) Financial Institution Partners, Ltd. - $1,370,102;

(vi) Financial Institution Partners III, L.P. -  $2,838,186;

(vii) Financial Institution Partners IV, L.P. - $686,960;

(viii) Financial Institution Partners Long-Only Fund, L.P. -
$236,918; and

(ix) the seperately managed account - $4,168,112.

None of the Direct Owners borrowed funds to purchase the Shares reported herein.

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Item 4.  Purpose of Transaction

The Shares reported herein by the Reporting Person were acquired for the purpose of investment. The Reporting Person and the Direct Owners expect to evaluate on an ongoing basis their investment in the Shares and may, from time to time, dispose of or acquire additional Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise. Except as described above, the Reporting Person and the Direct Owners do not have any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of the Schedule 13D. This statement is being filed to report that the Reporting Person no longer benficially owns
5% or more of the Shares.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to be the beneficial owner of certain Shares of the Issuer based on his interests in or positions with the following entities: (i) Eric D. Hovde is a Trustee of The Eric D. and Steven
D. Hovde Foundation, which is the direct owner of 22,000 Shares; (ii) Eric D. Hovde is a Trustee of The Hovde Financial, Inc. Profit Sharing Plan and
Trust, which is the direct owner of 13,000 Shares; and (iii) Eric D. Hovde is the Managing Member, President and Chief Executive Officer of Hovde Capital Advisors LLC, the registered investment adviser to (a) Financial Institution Partners, L.P., which is the direct owner of 399,156 Shares, (b) Financial Institution Partners, Ltd., which is the direct owner of 124,928 Shares, (c) Financial Institution Partners III, L.P., which is the direct owner of 261,649 Shares, (d) Financial Institution Partners IV, L.P., which is the direct owner of 63,377 Shares, (e) Financial Institution Partners Long-Only Fund, L.P. which is the direct owner of 21,005 Shares, and (f) a seperately managed account, which owns 306,090 Shares. Eric D. Hovde also owns
59,671 Shares directly. Based on the Issuer's public disclosures the number of outstanding shares of the common stock of the Issuer was 30,210,308. Therefore, based on the foregoing, the Reporting Person cannot be deemed to be the beneficial owner of 5.0% or more of the Shares.

(b) The Reporting Person, as a Trustee to or Managing Member of the investment adviser to each of the Direct Owners, has shared power to vote, to direct the vote, to dispose of, and to direct the disposition of the 1,270,876 Shares reported herein with each of the Direct Owners in such amounts as described above in Item 5(a).

(c) In the past sixty days, the following transactions in the Shares were effected indirectly by the Reporting Person:

(1) On December 15, 2006, Financial Institution Partners III, L.P. sold, in the open market 76,387 Shares at a price of $13.90 per Share, net of any commissions.

(2) On December 15, 2006, Financial Institution Partners, L.P.
sold, in the open market 100,740 Shares at a price of $13.90 per Share, net of any commissions.

(3) On December 15, 2006, Financial Institution Partners, Ltd.
sold, in the open market 36,780 Shares at a price of $13.90 per Share, net of any commissions.

(4) On December 15, 2006, a seperately managed account sold, in the open market 37,570 Shares at a price of $13.90 per Share, net of any commissions.

(5) On December 15, 2006, Financial Institution Partners Long-Only
Fund, L.P. sold, in the open market 3,810 Shares at a price of $13.90 per Share, net of any commissions.

(6) On December 15, 2006, Financial Institution Partners IV, L.P.
sold, in the open market 6,590 Shares at a price of $13.90 per Share, net of any commissions.

(7) On December 26, 2006, The Hovde Financial, Inc. Profit Sharing Plan and Trust sold, in the open market 6,071 Shares at a price of $14.10 per Share, net of any commissions.

(8) On December 26, 2006, The Eric D. and Steven D. Hovde Foundation sold, in the open market 11,367 Shares at a price of $14.10 per Share, net of any commissions.

(9) On January 3, 2007, Financial Institution Partners III, L.P.
sold, in the open market 59,960 Shares at a price of $14.10 per Share, net of any commissions.

(10) On January 3, 2007, Financial Institution Partners, L.P.
sold, in the open market 41,440 Shares at a price of $14.10 per Share, net of any commissions.

(11) On January 3, 2007, Financial Institution Partners, Ltd.
sold, in the open market 38,900 Shares at a price of $14.10 per Share, net of any commissions.

(12) On January 3, 2007, a seperately managed account bought, in the open market 145,800 Shares at a price of $14.12 per Share, net of any commissions.

(13) On January 3, 2007, Financial Institution Partners Long-Only sold, in the open market 1,140 Shares at a price of $14.10 per Share, net of any commissions.

(14)  On January 3, 2007, Eric D. Hovde
sold, in the open market 30,000 Shares at a price of $14.10 per Share, net of any commissions.

(15) On January 3, 2007, Financial Institution Partners IV, L.P.
sold, in the open market 4,360 Shares at a price of $14.10 per Share, net of any commissions.

(16) On January 10, 2007, Financial Institution Partners IV, L.P.
sold, in the open market 1,475 Shares at a price of $14.13 per share net of any commissions.

(17) On January 31, 2007, Financial Institution Partners, L.P.
bought, in the open market 4,500 Shares at a price of $14.48 per share net of any commissions.

(d) With respect to the 1,211,205 Shares by the Reporting Person and reported herein, the following persons have the right to receieve, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, that number of Shares set opposite its name:

(i) Eric D. Hovde (directly) - 59,671 Shares;

(i)  The Eric D. and Steven D. Hovde Foundation - 22,000 Shares;

(ii) The Hovde Financial, Inc. Profit Sharing Plan and Trust - 13,000 Shares;

(iii) Financial Institution Partners, L.P. - 399,156 Shares;

(iv) Financial Institution Partners, Ltd. - 124,928 Shares;

(v) Financial Institution Partners III, L.P. - 261,649 Shares;

(vi) Financial Institution Partners IV, L.P. - 63,377 Shares;

(viii) Financial Institution Partners Long-Only Fund, L.P. -
21,005 Shares; and

(ix) a seperately managed account - 306,090.

(e) Not Applicable.

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Item  6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to be filed as Exhibits

None

                                   Signatures


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.


                          /s/ Eric D. Hovde
                         -------------------------------------------------
                         Eric D. Hovde

                        Dated: February 14,2007

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